================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------


                                    FORM 11-K


[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 ( No Fee Required )

For the fiscal year ended December 31, 2002


                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 ( No Fee Required )

For the transition period from ___________ to ________________




                         Commission file number 1-13647
                              --------------------



                      DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
                             RETIREMENT SAVINGS PLAN
                              5330 East 31st Street
                              Tulsa, Oklahoma 74135
                    (Full Title and the Address of the Plan)



                      DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
                              5330 East 31st Street
                              Tulsa, Oklahoma 74135
             (Name of Issuer of Securities held Pursuant to the Plan
               and the Address of its Principal Executive Office)






================================================================================

                              REQUIRED INFORMATION
                              --------------------


     The following financial statements for the Dollar Thrifty Automotive Group, Inc. Retirement Savings Plan (the "Plan") are included herein:

     1. An audited statement of net assets available for benefits as of the end of each of the fiscal years ended December 31, 2002 and 2001.

     2. An audited statement of changes in net assets available for benefits for the fiscal years ended December 31, 2002, 2001 and 2000.

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                           Page

INDEPENDENT AUDITORS' REPORT                                                 4

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND 2001 AND FOR
   THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000:

   Statements of Net Assets Available for Benefits                           5

   Statements of Changes in Net Assets Available for Benefits                6

   Notes to Financial Statements                                          7 - 11

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED
   DECEMBER 31, 2002:

   Schedule H Line 4i - Schedule of Assets Held for Investment
      Purposes at End of Year                                               12

   Schedule H Line 4j - Schedule of Reportable Transactions                 13

SIGNATURES                                                                  14

INDEX TO EXHIBITS                                                           15

INDEPENDENT AUDITORS' REPORT


To Dollar Thrifty Automotive Group, Inc.
Retirement Savings Plan
Tulsa, Oklahoma:

We have audited the accompanying statements of net assets available for benefits of the Dollar Thrifty Automotive Group, Inc. Retirement Savings Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ DELOITTE & TOUCHE LLP
-------------------------




Tulsa, Oklahoma
June 5, 2003



DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001
-----------------------------------------------------------------------------------------


ASSETS                                                           2002             2001

INVESTMENTS, at fair value                                  $ 42,508,518     $ 42,580,618

RECEIVABLES:
   Contributions receivable - employers                           68,187           19,793
   Contributions receivable - participants                        35,165           31,787
   Accrued investment income                                      79,730           60,938
                                                            ------------     ------------

           Total receivables                                     183,082          112,518
                                                            ------------     ------------

NET ASSETS AVAILABLE FOR BENEFITS                           $ 42,691,600     $ 42,693,136
                                                            ============     ============


See notes to financial statements.



DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
----------------------------------------------------------------------------------------------------------


                                                                 2002             2001             2000

ADDITIONS TO NET ASSETS:
   Contributions:
      Participants                                          $  5,410,759     $  6,361,964     $  5,838,616
      Employers                                                3,434,024        2,873,223        2,046,601
      Rollovers                                                  190,806          309,853          210,947
                                                            ------------     ------------     ------------
                                                               9,035,589        9,545,040        8,096,164

   Investment income (loss):
      Net appreciation (depreciation) in fair
         value of investments                                 (5,412,401)      (3,766,280)      (1,380,340)
      Interest and dividends                                     717,146          795,005          732,396
                                                            ------------     ------------     ------------
                                                              (4,695,255)      (2,971,275)        (647,944)
                                                            ------------     ------------     ------------

           Total additions                                     4,340,334        6,573,765        7,448,220

DEDUCTIONS FROM NET ASSETS:
   Distributions to participants                               4,179,865        3,618,718        2,598,295
   Administrative expenses                                       162,005           31,063           15,082
                                                            ------------     ------------     ------------

           Total deductions                                    4,341,870        3,649,781        2,613,377
                                                            ------------     ------------     ------------

NET INCREASE (DECREASE)                                           (1,536)       2,923,984        4,834,843

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                          42,693,136       39,769,152       34,934,309
                                                            ------------     ------------     ------------

   End of year                                              $ 42,691,600     $ 42,693,136     $ 39,769,152
                                                            ============     ============     ============


See notes to financial statements.

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
--------------------------------------------------------------------------------


1.   PLAN DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The Dollar Thrifty Automotive Group, Inc. Retirement Savings Plan ("the Plan") is a defined contribution plan established for the benefit of eligible employees of Dollar Thrifty Automotive Group, Inc. ("DTG"), Thrifty, Inc. and subsidiaries, and Dollar Rent A Car Systems, Inc., which was renamed DTG Operations, Inc. on December 2, 2002 in connection with DTG's reorganization, which was effective January 1, 2003, and its subsidiaries (collectively, the "Companies" or the "Employers"). All employees of the Companies who have one year of service and have attained the age of 21 or older are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

     The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan's Summary Plan Description or the Plan Agreement for a more complete description of the Plan's provisions. The terms used herein are as defined in the Plan document.

     Basis of Presentation - The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Bank of Oklahoma, N.A. ("Bank of Oklahoma" or the "Trustee") holds and manages the assets of the Plan, maintains participant account records and makes distributions to Plan participants.

     Participant Contributions - Participants may make elective contributions, through payroll deductions, from 1% to 100% of their annual compensation, as defined in the Plan document and subject to statutory limits. Participants may direct the investment of all contributions in one or more investment funds.

     Employers Contributions - For each Plan year, the Employers contribute to the Plan matching contributions determined by the Employers at their discretion. During 2000, the Employers matched 50% up to 6% of the employee's eligible compensation, subject to statutory limits. Effective January 1, 2001, the Employers' match increased to 75% up to 6% of the employee's eligible compensation with one-third of the match being company stock. Effective January 1, 2002, the Companies suspended matching of employee contributions. However, due to improved operating performance, the Company reinstated the matching provisions in December 2002 and retroactively matched 100% up to 6% of the employee's eligible compensation with 50% in cash and 50% in company stock.

     Participant Accounts - Each participant's account is credited with the participant's contribution, the Employers' matching contribution and an allocation of the Plan's earnings based on units of participation, as defined in the Plan document. The benefit to which a participant is entitled is the vested portion of the amount credited to the participant's account.

     Vesting - Participants are fully vested in their voluntary contributions plus actual earnings thereon. Vesting in the Employers' contributions to their accounts and earnings thereon is at a rate of 20% for each completed year of service. However, upon retirement, death or disability, participants become fully vested in their accounts. Beginning January 1, 2003, as part of the implementation of a "safe harbor contribution", the majority of the participants immediately vest in 100% of the employer contributions made after January 1, 2003.

     Withdrawals, Loans and Benefit Payments - Participants may withdraw amounts from the vested portion of their accounts for purposes that qualify as hardships under Section 401(k) of the Internal Revenue Code. Hardship withdrawals may not exceed the actual expense incurred or to be incurred by the participant on account of such hardship.

     Participants may obtain loans for a minimum of $1,000 from their accounts, subject to limitations as defined in the Plan document. Participant loans are evidenced by promissory notes, bear interest and are accounted for as investments by the Plan. Security for repayment of such loans consists of the vested portion of the participant's account.

     Upon termination of service, participants are entitled to receive either a lump-sum amount or installment payments equal to the value of the vested portion of the participant's account. Terminated participants, with vested account balances in excess of $5,000, may also elect to maintain their vested account balances within the Plan (no additional contributions are permitted) until retirement age is reached.

     Forfeitures - Participants terminating employment prior to full vesting forfeit the nonvested portion of the Employers' matching contributions. Such forfeitures are applied to reduce subsequent contributions from the Employers or to reduce the Plan's administrative expenses. At December 31, 2002 and 2001, $143,116 and $233,718, respectively, of net assets available for benefits represented unallocated forfeitures. Such amounts are invested in the American Performance Cash Management Fund.

     Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Participant notes receivable are stated at estimated recoverable amounts.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Investment Options - The following description of the Plan's investment options is for general purposes only. Participants should refer to the information provided by Bank of Oklahoma for a more complete description of the Plan's investment options and their respective underlying investment vehicles and investment objectives. Participants can invest their contributions, Employers' matching contributions and rollovers in whole percentages in the following:

     o Dreyfus Appreciation Fund which invests primarily in common stocks of U.S. and foreign companies.

     o INVESCO Balanced Fund which invests primarily in common stocks and investment grade fixed-income securities. This fund was an investment option through November 2002.

     o SEI Prime Obligation Cash Fund which invests in short term money market instruments.

     o SEI Bond Index Fund which invests in debt obligations issued or guaranteed by the U.S. government, foreign sovereign governments, municipalities or international agencies and investment-grade debt obligations issued by U.S. corporations.

     o T. Rowe Price New Horizons Fund which invests in common stocks of small and mid-capitalization growth companies.

     o Dollar Thrifty Automotive Group, Inc. Stock Fund which invests in the common stock of Dollar Thrifty Automotive Group, Inc. with a small portion (3% -7%) held in cash to facilitate daily transfers.

     o Vanguard Institutional Index Fund which invests in common stocks that comprise the S&P 500 Index.

     o Putnam International Growth Fund which invests in a diversified portfolio of equity securities of companies located mainly outside the United States.

     o Dodge & Cox Balanced Fund which invests in a diversified portfolio of common stocks, preferred stocks and fixed-income securities. This investment option became available to Plan participants in November 2002.

     o Dodge & Cox Stock Fund which invests in a diversified portfolio of common stocks. This investment option became available to Plan participants in the first quarter of 2002.

     o    William  Blair  Value   Discovery  I  Fund  which  invests  in  equity
          securities of small companies. This investment option became available to Plan participants in the first quarter of 2002.

     o TCW Galileo Select Equities I Fund which invests in common stocks of larger, well-established companies. This investment option became available to Plan participants in the first quarter of 2002.

     Plan Administration Costs - Plan administration costs have been borne by the Companies, with the exception of $162,005, $31,063 and $15,082 in administrative expenses paid by the Plan from unallocated forfeitures in 2002, 2001 and 2000, respectively.

     Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

2.   INVESTMENTS

     The following table presents investments that represent five percent or more of the Plan's net assets:




                                                   December 31, 2002                 December 31, 2001
                                           --------------------------------- ---------------------------------
                                            Units, Shares                     Units, Shares
                                            or Principal          Fair        or Principal           Fair
                                               Amount            Value           Amount             Value

Vanguard Institutional Index Fund               105,110      $ 8,456,106          107,795      $ 11,306,642
Dreyfus Appreciation Fund                       205,489        6,411,260          200,574         7,625,818
SEI Prime Obligation Cash Fund                5,943,475        5,943,475        5,048,987         5,048,987
Dodge & Cox Balanced Fund                        73,213        4,447,710            -                 -
Dollar Thrifty Automotive
   Group, Inc. Stock Fund                       190,971        4,039,037            -                 -
SEI Bond Index Fund                             324,828        3,608,843          210,843         2,251,800
T. Rowe Price New Horizons Fund                 209,616        3,481,721          203,429         4,603,597
Participant loans                             2,666,116        2,666,116        2,446,010         2,446,010
INVESCO Balanced Fund                             -                -              359,532         5,259,948



     During the years ended December 31, 2002, 2001 and 2000, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as determined by market quotes as follows:


                                                                      Years Ended December 31,
                                                       -----------------------------------------------------
                                                            2002                2001                2000

Registered investment companies                        $ (6,256,527)       $ (3,685,699)       $ (1,618,111)
Common stock                                                844,126             (80,581)            237,771
                                                       ------------        ------------        ------------

           Net appreciation (depreciation)
              in fair value of investments             $ (5,412,401)       $ (3,766,280)       $ (1,380,340)
                                                       ============        ============        ============



     The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

     During 2001, the one-third match by the Companies in stock was a nonparticipant-directed investment since the participant was unable to transfer this amount to other investment options. During 2001, the contributions were $988,431, the investment loss on these contributions was $104,147, and distributions were $50,969 for an ending nonparticipant-directed balance of $833,315. Effective in February 2002, participants were permitted to transfer this portion of the Companies' matching contributions to any available investment option.

3.   TAX STATUS

     The Plan obtained its latest determination letter on February 20, 2003, in which the Internal Revenue Service ("IRS") stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. As such, they believe the Plan is qualified and the related trust is tax exempt; therefore, no provision for income taxes has been included in the Plan's financial statements.

     During 2001 and 2000, nonexempt prohibited transactions occurred which involved the submission of employee contributions to the Plan more than 15 business days following the end of the month in which the amounts were withheld from compensation. The necessary corrective actions have been taken, including filing of the appropriate forms with the IRS, and these transactions did not affect the tax-exempt status of the Plan.

4.   PLAN TERMINATION

     Although they have not expressed any intent to do so, the Employers have the right under the Plan Agreement to discontinue their contributions at any time and terminate the Plan subject to provisions of the Plan and ERISA. In the event of Plan termination, Plan funds would be used solely for the benefit of the participants and their beneficiaries, as prescribed by law.

                                     ******



DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
RETIREMENT SAVINGS PLAN

SCHEDULE H LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 2002
------------------------------------------------------------------------------------------------------------------------------------

                                                                        (c)
                            (b)                         Description of Investment Including                                  (e)
               Identity of Issue, Borrower,         Maturity Date, Rate of Interest, Collateral,              (d)          Current
 (a)              Lessor or Similar Party                      Par or Maturity Value                          Cost          Value

  *    Bank of Oklahoma, N.A.                       American Performance Cash Management Fund,
                                                    514,213 units                                        $    514,213   $    514,213
       Dreyfus Corporation                          Dreyfus Appreciation Fund, 205,489 units                8,280,724      6,411,260
       SEI Corporation                              SEI Prime Obligation Cash Fund, 5,943,475 units         5,943,475      5,943,475
       SEI Corporation                              SEI Bond Index Portfolio, 324,828 units                 3,499,335      3,608,843
       Vanguard Group                               Vanguard Institutional Index Fund, 105,110 units       10,416,364      8,456,106
       T. Rowe Price Investment Services, Inc.      T. Rowe Price New Horizons Fund, 209,616 units          4,655,504      3,481,721
       Putnam Investments                           Putnam International Growth Fund, 90,097 units          1,750,580      1,478,485
  *    Dollar Thrifty Automotive Group, Inc.        Dollar Thrifty Automotive Group, Inc. Stock Fund,
                                                    190,971 shares                                          3,353,364      4,039,037
       Dodge & Cox                                  Dodge & Cox Balanced Fund, 73,213 units                 4,579,618      4,447,710
       Dodge & Cox                                  Dodge & Cox Stock Fund, 9,453 units                       877,018        832,325
       William Blair & Company                      William Blair Value Discovery Fund, 31,046 units          566,658        506,355
       TCW Group                                    TCW Galileo Select Equities Fund, 10,647 units            132,371        122,872
                                                                                                         ------------   ------------

                                                                                                           44,569,224     39,842,402

  *    Plan participants                            Participant loans (1)                                   2,666,116      2,666,116
                                                                                                         ------------   ------------

       Total investments                                                                                 $ 47,235,340   $ 42,508,518
                                                                                                         ============   ============

  *    Issuer is a party-in-interest to the Plan.





(1) Individual participant loan balances are not separately disclosed because of the confidential nature of the loans and because participants are borrowing funds from their own vested accounts. Interest rates on the participant loans at December 31, 2002 range from 4.0% to 9.3% with maturities through November 2017.




DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2002
------------------------------------------------------------------------------------------------------------------------------------
                             (b)                                                                              (h)
                        Description of                                              (f)                     Current
                         Transactions                                             Expenses                  Value of
                      Including Maturity                                        Incurred in                   Asset           (i)
      (a)           Date, Rate of Interest,     (c)            (d)        (e)    Connection       (g)          on            Net
  Identity of         Collateral, Par or     Purchase        Selling     Lease      with        Cost of   Transaction       Gain
 Party Involved         Maturity Value         Price          Price     Rental  Transaction      Asset        Date        or (Loss)

INVESCO Capital
  Management, Inc. INVESCO Balanced Fund        N/A       $4,351,966      N/A       $ -       $5,440,985  $4,351,966    $(1,089,019)

Dodge & Cox        Dodge & Cox Balanced
                   Fund                     $4,351,966        N/A         N/A         -        4,351,966   4,351,966          -



                                   SIGNATURES
                                   ----------

     Pursuant to the requirements of the Securities Exchange Act of 1934, Dollar Thrifty Automotive Group, Inc., as Plan Administrator of the Dollar Thrifty Automotive Group, Inc. Retirement Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                      DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
                                      RETIREMENT SAVINGS PLAN

                                      By:  Dollar Thrifty Automotive Group, Inc.

Date:  June 27, 2003                  By: /s/ STEVEN B. HILDEBRAND
                                          --------------------------------------
                                          Name:    Steven B. Hildebrand
                                          Title:   Executive Vice President and
                                                   Chief Financial Officer

                                INDEX TO EXHIBITS
                                -----------------



Exhibit No.                          Description
-----------                          -----------


23.19 Consent of Deloitte & Touche LLP regarding Registration Statement on Form S-8, Registration No. 333-89189

99.11 Certification by the Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002